SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC  20549




                            FORM 11-K



       [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934

             For fiscal year ended December 31, 1997

       [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934

             For the transition period from
                January 1, 1997 to December 31, 1997


       Commission file number:  1-13536


       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            Executive Deferred Compensation Plan of Federated
                       Department Stores, Inc.

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Federated Department Stores, Inc.
                        151 West 34th Street
                     New York, New York  10001

                               and

                        7 West Seventh Street
                       Cincinnati, Ohio  45202




             EXECUTIVE DEFERRED COMPENSATION PLAN OF
                FEDERATED DEPARTMENT STORES, INC.
                      Financial Statements
            As of December 31, 1997 and 1996 and for
        the Years Ended December 31, 1997, 1996 and 1995


            With Independent Auditors' Report Thereon





             EXECUTIVE DEFERRED COMPENSATION PLAN OF
                FEDERATED DEPARTMENT STORES, INC.



                              Index



Independent Auditors' Report

Statements of Assets Available for Plan Benefits -
    December 31, 1997 and 1996

Statements of Changes in Assets Available for Plan Benefits -
    Years Ended December 31, 1997, 1996 and 1995

Notes to Financial Statements





                  Independent Auditors' Report




Pension and Profit Sharing Committee
Federated Department Stores, Inc.
Executive Deferred Compensation Plan of
Federated Department Stores, Inc.:

We have audited the accompanying statements of assets available for Plan benefits of the Executive Deferred Compensation Plan of Federated Department Stores, Inc. (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in assets available for Plan benefits for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for Plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in assets available for Plan benefits for the years ended December 31, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.



April 14, 1998



             EXECUTIVE DEFERRED COMPENSATION PLAN OF
                FEDERATED DEPARTMENT STORES, INC.

        Statements of Assets Available for Plan Benefits

                   December 31, 1997 and 1996


                                                          1997         1996

Receivable from Federated Department Stores, Inc. -
  Cash Credits                                      $  6,863,883  $  4,793,381

Federated Department Stores, Inc. common stock -
  Stock Credits                                       14,145,388     9,178,432

Assets available for plan benefits                  $ 21,009,271  $ 13,971,813


The accompanying notes are an integral part of these financial statements.


             EXECUTIVE DEFERRED COMPENSATION PLAN OF
                FEDERATED DEPARTMENT STORES, INC.

   Statement of Changes in Assets Available for Plan Benefits

                  Year Ended December 31, 1997



                                            Cash           Stock
                                           Credits        Credits        Total

Interest income                       $    330,412   $          -  $    330,412

Unrealized appreciation on Federated
 Department Stores, Inc. common stock            -      2,380,128     2,380,128

Participant contributions                2,031,956      3,449,954     5,481,910

 Total additions                         2,362,368      5,830,082     8,192,450

Distributions                              291,866        863,126     1,154,992

Net additions to assets available
 for plan participants                   2,070,502      4,966,956     7,037,458

Assets available for plan benefits:
  Beginning of year                      4,793,381      9,178,432    13,971,813
  End of year                         $  6,863,883   $ 14,145,388  $ 21,009,271


The accompanying notes are an integral part of these financial statements.




             EXECUTIVE DEFERRED COMPENSATION PLAN OF
                FEDERATED DEPARTMENT STORES, INC.

   Statement of Changes in Assets Available for Plan Benefits

                  Year Ended December 31, 1996


                                            Cash           Stock
                                           Credits        Credits        Total

Interest income                       $    226,050   $          -  $    226,050

Unrealized appreciation on Federated
 Department Stores, Inc. common stock            -      1,806,492     1,806,492

Participant contributions                2,094,640      2,446,417     4,541,057

 Total additions                         2,320,690      4,252,909     6,573,599

Distributions                              170,855        560,094       730,949

Net additions to assets available
 for plan participants                   2,149,835      3,692,815     5,842,650

Assets available for plan benefits:
  Beginning of year                      2,643,546      5,485,617     8,129,163
  End of year                         $  4,793,381   $  9,178,432  $ 13,971,813


The accompanying notes are an integral part of these financial statements.



             EXECUTIVE DEFERRED COMPENSATION PLAN OF
                FEDERATED DEPARTMENT STORES, INC.

   Statement of Changes in Assets Available for Plan Benefits

                  Year Ended December 31, 1995


                                            Cash           Stock
                                           Credits        Credits        Total

Interest income                       $    107,523   $          -  $    107,523

Unrealized appreciation on Federated
 Department Stores, Inc. common stock            -      1,151,895     1,151,895

Participant contributions                1,592,894      2,199,024     3,791,918

 Total additions                         1,700,417      3,350,919     5,051,336

Distributions                              176,953         85,674       262,627

Net additions to assets available
 for plan participants                   1,523,464      3,265,245     4,788,709

Assets available for plan benefits:
  Beginning of year                      1,120,082      2,220,372     3,340,454
  End of year                         $  2,643,546   $  5,485,617  $  8,129,163



The accompanying notes are an integral part of these financial statements.




             EXECUTIVE DEFERRED COMPENSATION PLAN OF
                FEDERATED DEPARTMENT STORES, INC.

                  Notes to Financial Statements

                December 31, 1997, 1996 and 1995


1.   Description of the Plan

     The following brief description of the Executive Deferred Compensation Plan of Federated Department Stores, Inc. (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

     General

     The Plan is sponsored by Federated Department Stores, Inc. (the "Company"). The Plan was established to enable key employees of the Company to defer compensation for personal income tax purposes. The nonqualified Plan was adopted in 1993 and is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is not subject to income taxation.

     Eligibility and Vesting

     The Plan covers key employees, as designated by the Company. Participation is voluntary and participants can elect to make contributions to the Plan. Participants are 100% vested in the Plan at all times.

     Participant Accounts

     An account is maintained for each participant in the Plan which shows the participant's separate interest in the Cash Credit and Stock Credit portions of the Plan. If a Cash Credit is elected, the participant's account shall be credited, as of the end of each calendar quarter, with the dollar amount of deferred compensation. At the end of each calendar quarter, the Cash Credit account shall be credited with interest at a rate equal to one-quarter of the percent per annum on United States Five-Year Treasury Bills as of the last day of such calendar quarter. If a Stock Credit is elected, the participant's account shall be credited, as of the end of each calendar quarter, with a stock equivalent which shall be the number of full shares of common stock of the Company that is transferred to or purchased by the Grantor Trust (defined later) with the amount of deferred compensation and with the dollar amount of any part of such credit that is not convertible into a full share. At the end of each calendar quarter, the Stock Credit account shall be credited with a dividend equivalent as declared by the Company, if any, upon each share of common stock during such calendar quarter.

     Participants are eligible for distribution of their benefits upon retirement, death, termination of service, in the event of a designated change of control of the Company and in the event of immediate unexpected financial needs of the participant, as the Plan is not subject to the hardship rules of Section 401 of the Internal Revenue Code. Participants, prior to termination, may request to receive the balance of their cash and stock credit accounts in one to fifteen approximately equal installments. Such requests are subject to committee approval.




             EXECUTIVE DEFERRED COMPENSATION PLAN OF
                FEDERATED DEPARTMENT STORES, INC.

            Notes to Financial Statements - Continued

                December 31, 1997,  1996 and 1995


     Grantor Trust

     The Company established a Grantor (Rabbi) Trust, a wholly owned subsidiary of the Company, intended to meet the safe harbor provisions of RevProc 92-64, for the benefit of participants' Stock Credits under the Plan. The Trust shall be governed by and subject to the terms of a trust agreement entered into between the Company, as grantor, and the trustee.

2.   Summary of Significant Accounting Policies

  a)   Basis of Presentation

       The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

  b)   Investments

       The Plan's investments consist of receivables from the Company and common stock of the Company. The Company maintains separate book accounts for the benefit of each Plan participant and periodically credits such accounts for deferred compensation, interest and dividend income and withdrawals. Stock holdings are presented at their fair market values.

3.   Plan Termination

     Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, all sums credited to individual accounts would be distributed to participants.

4.   Administrative Expenses

     All administrative costs of the Plan are borne by the Plan sponsor.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Executive Deferred Compensation Plan of Federated Department Stores, Inc.) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                           Executive Deferred Compensation Plan of
                           FEDERATED DEPARTMENT STORES, INC.




Dated  April 14, 1998      By:  /s/ Ronald  W. Tysoe
                                Ronald W. Tysoe, Member
                                Pension and Profit Sharing Committee
                                Federated Department Stores, Inc.